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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FFP SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15455 CONWAY ROAD
(No. and Street)

CHESTERFIELD, MO 63017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY L. YOUNT (636) 537-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

300 ARBORETUM PLACE, SUITE 520 RICHMOND, VA 23236
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 28 2006
WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Yount, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFP Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

NANCY J. DOUGLASS
My Commission Expires
August 18, 2010
St. Louis County
Commission #06429493

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL

Signature

Finance & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of FFP Securities, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and statement of cash flows for the period from July 1, 2005 to March 31, 2006 (predecessor period) and the period from April 1, 2006 to June 30, 2006 (successor period) that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the predecessor and successor periods then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

August 25, 2006

FFP Securities, Inc.

Statement of Financial Condition
June 30, 2006

Assets

Cash and cash equivalents	$ 2,933,093
Receivable from clearing broker	239,968
Due from affiliate	21,200
Commissions receivable	1,433,509
Prepaid and other assets	409,376
Equipment, at cost, less accumulated depreciation of $356	6,057
Goodwill	5,780,973
Contracts acquired, net of accumulated amortization of $50,000	836,667
Deferred tax asset	3,856,971
Total assets	$15,517,814

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 2,440,354
Accounts payable and other liabilities	891,491
Income taxes payable	155,629
Subordinated liabilities	1,000,000
Total liabilities	4,487,474
Commitments & contingencies (Note 2)	
Stockholder's equity	
Common stock, $1 par value, authorized 1,000,000 shares, issued and outstanding 283,502 shares	283,502
Additional paid-in capital	10,409,204
Retained earnings	337,634
Total stockholder's equity	11,030,340
Total liabilities and stockholder's equity	$15,517,814

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Operations
Year ended June 30, 2006

	Predecessor	Successor
	July 1, 2005 - March 31, 2006	April 1, 2006 - June 30, 2006
Revenues		
Commissions	$26,153,074	$ 9,774,338
Marketing and conference revenues	–	377,441
Other revenues	155,109	209,013
Total revenues	26,308,183	10,360,792
Expenses		
Commissions	22,884,207	8,605,536
Compensation and benefits	–	742,759
Clearing and regulatory	25,908	21,014
Management fees	3,702,064	75,000
Other operating expenses	314,067	288,516
Interest expense	34,333	15,333
Amortization of intangible asset	–	50,000
Total expenses	26,960,579	9,798,158
Income (loss) before income tax expense	(652,396)	562,634
Income tax expense	–	225,000
Net income (loss)	$ (652,396)	$ 337,634

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Changes in Stockholder's Equity
Year ended June 30, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2005	283,502	$283,502	$ 650,000	$364,475	$ 1,297,977
Net income (loss)	–	–	–	(652,396)	(652,396)
Balance, March 31, 2006	283,502	283,502	650,000	(287,921)	645,581
Pushdown related to acquisition	–	–	9,259,204	287,921	9,547,125
Capital contribution	–	–	500,000	–	500,000
Net income	–	–	–	337,634	337,634
Balance, June 30, 2006	283,502	$283,502	$10,409,204	$337,634	$11,030,340

See accompanying summary of accounting policies and notes to financial statements.

Statement of Changes in Subordinated Liabilities
Year ended June 30, 2006

Subordinated borrowings at June 30, 2005	**$ –**
Proceeds from subordinated borrowings in predecessor period	1,000,000
Subordinated borrowings at June 30, 2006	**$1,000,000**

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Cash Flows
Year ended June 30, 2006

	Predecessor	Successor
	July 1, 2005- March 31, 2006	April 1, 2006- June 30, 2006
Operating activities		
Net income (loss)	$ (652,396)	$ 337,634
Adjustments to reconcile net income (loss) to net cash provided (absorbed) in operating activities		
Depreciation and amortization	–	50,356
Changes in operating assets and liabilities-		
Commissions receivable	(509,913)	32,674
Receivable from clearing broker	(186,026)	46,058
Due from affiliate (predecessor)	(281,392)	–
Due from affiliate (successor)	–	(21,200)
Prepaid and other assets	(151,771)	(229,445)
Commissions payable	447,286	1,128,401
Income tax payable	–	225,000
Accounts payable and other liabilities	287,381	372,640
Net cash provided (absorbed) by operating activities	(1,046,831)	1,942,118
Investing activities		
Goodwill	–	540
Purchase of computer equipment	–	(6,413)
Net cash provided (absorbed) by investing activities	–	(5,873)
Financing activities		
Paid in Capital ,contribution from successor	–	500,000
Proceeds from subordinated debt	1,000,000	–
Net cash provided by financing activities	1,000,000	500,000
Net change in cash	(46,831)	2,436,245
Cash, beginning of period	543,679	496,848
Cash, end of period	$ 496,848	$ 2,933,093
Supplemental cash flow disclosure:		
Interest paid	$ 34,333	$ 15,333

See accompanying summary of accounting policies and notes to financial statements.

Organization and Nature of Business

FFP Securities, Inc. (FFPSI or the Company) is a wholly owned subsidiary of Advanced Equities Financial Corp. (AEFC). The Company is a registered broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company has an agreement with a clearing broker, Pershing LLC, to clear securities transactions, carry customer's accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

On October 16, 2005 and as amended on February 28, 2006, March 8, 2006 and March 28, 2006, Advanced Equities Financial Corp (AEFC) entered into a stock and asset purchase agreement with First Financial Planners, Inc. (the Former Parent) to acquire certain assets of the Former Parent, including all of the outstanding common stock of the Company. The transaction closed on April 1, 2006. In connection with the acquisition, AEFC may owe to the Former Parent up to 200,000 shares of AEFC Series C Convertible Preferred Stock, which if not converted, are redeemable for $10 per share from January through March, 2008. The issuance of these shares to the Former Parent is contingent upon the Company retaining certain levels of production at both December 31, 2006 and 2007. Due to the uncertainty of meeting these required levels, no amounts have been recorded in these Financial Statements at June 30, 2006. Additionally, on July 31, 2006, the Former Parent and AEFC finalized the purchase price of the Company, which required the Former Parent to forfeit 55,871 shares of AEFC Series C Convertible Preferred stock in exchange for a like amount of stock options in AEFC common stock, exercisable at $8 per share, expiring Mach 31, 2008. This transaction has not been reflected in the Financial Statements.

The acquisition was recorded using the purchase method of accounting. In connection with the acquisition, intangible assets of $886,667 related to a contract with Pershing LLC were recorded. Goodwill in the amount of $5,781,513, which represented the excess of the purchase price over the fair value of the acquired net assets and liabilities, was recognized by the Company. Additionally, the Company recorded a deferred tax asset, which represented the future tax consequences of deductible goodwill. In connection with the acquisition, the Company received certain indemnifications from the Former Parent for matters that existed on the purchase date.

Organization and Nature of Business (continued)

At the date of the acquisition, the Company had the following condensed balance sheet:

Cash and cash equivalents	$ 496,848
Receivable from clearing broker	186,026
Goodwill	5,781,513
Contracts acquired	886,667
Commissions receivable	1,466,183
Deferred tax asset	4,024,342
Other assets	279,930
	13,121,509
Accounts payable and other liabilities	(616,851)
Commissions payable	(1,311,952)
Subordinated debt	(1,000,000)
Net assets acquired	**$10,192,706**

Securities Transactions

Commission revenue and expense are recorded on a trade-date basis.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect the Company's regulatory net capital.

Income Taxes

FFPSI is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FFPSI as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FFPSI. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Related Party Transactions

Prior to April 1, 2006, the Former Parent company provided various management services that supported the operations of the Company. The Former Parent was compensated through a cost allocation process that had been approved by both parties in a Management Services Agreement. Since April 1, 2006 the Company has provided its own operational and management support, with some facilities, technology and general services provided by First Financial Planners, Inc. through a Transition Services Agreement. The fee under the Transition Services Agreement is $25,000 per month and expires on December 31, 2006. As part of the Management Services Agreement with the Former Parent, the Company expensed $3,702,064 in management fees. Pursuant to the Transition Services Agreement, the Company expensed $75,000 to the Former Parent. These amounts are included in Management Fees.

2. Commitments and Contingencies

Multi-State Global Resolution Agreement

On September 2, 1999, the Former Parent and FFPSI entered into a Multi-State Global Resolution Agreement and various Consent Orders (the Orders) with 35 state Securities Divisions to correct certain supervisory deficiencies. This agreement contained several requirements for the Company. The Company was required for a period of two years to employ an in-house general counsel, maintain a staff of compliance officers adequate to the number of its agents and advisors, retain the services of a law firm to conduct an examination of its Compliance Department, and retain a securities compliance expert to work with the Company's Compliance Department to enhance same.

As part of the acquisition of FFPSI by AEFC, the Former Parent obtained from the Missouri Commissioner of Securities an agreement that terminated the enforcement of the Orders once certain conditions had been met. As of the date of this report, substantially all of the conditions have been met.

2. Commitments and Contingencies (continued)

Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FFPSI. FFPSI is also involved in governmental and self-regulatory agency inquiries, investigations, and proceedings. In accordance with SFAS No.5, *Accounting for Contingencies*, we have established provisions at June 30, 2006 for estimated losses from pending lawsuits, claims, investigations, and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FFPSI. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

3. Financial Instruments with Off-Balance Sheet-Risk

FFPSI clears all transactions on a fully disclosed basis with a clearing firm that maintains all related records. In the normal course of business, FFPSI engages in activities involving the execution, settlement, and financing of various securities transactions. These activities may expose FFPSI to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FFPSI maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FFPSI is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FFPSI may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have material effect upon FFPSI's financial statements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2006, the Company had net capital of $1,058,074, which was $825,576 in excess of its required net capital of $232,498.

The Company's ratio of aggregate indebtedness to net capital was 3.30 to 1 at June 30, 2006.

5. Agreements with Clearing Organizations

FFP Securities, Inc. has fully-disclosed clearing agreements with Pershing LLC, which requires compliance with various terms by both parties. The Company has a $100,000 deposit with Pershing LLC.

6. Subordinated Loan

On September 7, 2005, the Company entered into a subordinated loan agreement with The Bank of New York (the Loan) in the amount of $1,000,000 bearing interest at the rate of 6.0% per annum, payable monthly. Principal is due in the amount of $200,000 on September 8, 2006 and in the amount of $50,000 quarterly thereafter. All unpaid principal and accrued interest is due on August 31, 2010.

In addition to the Loan, the Company has a separate "Credit Agreement" with Pershing LLC that provides, if certain conditions are met, for Pershing LLC to make payments to the Company in the same amounts and on the same dates as the subordinated loan principal payments. To date the conditions have been met by the Company.

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of FFP Securities, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), by making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control activities and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

BDO Seidman, LLP

Certified Public Accountants

August 25, 2006
Richmond, Virginia

FFP Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission
Schedule I
June 30, 2006

Total shareholder's equity	**$11,030,340**
Add subordinated debt	**1,000,000**
Total shareholder's equity and allowable subordinated debt	**12,030,340**
Non-allowable assets	
Goodwill and deferred tax asset	**9,637,943**
Contracts acquired	**836,667**
Commissions receivable, non-allowable portion	**40,459**
Receivable from clearing broker, non-allowable portion	**12,500**
Due from affiliate, non-allowable portion	**6,360**
Equipment	**6,057**
Prepaid and other assets	**409,376**
Total non-allowable assets	**10,949,362**
Other deductions and/or changes	**16,839**
Net capital before haircuts on securities	**1,064,139**
Haircuts on securities	**6,065**
Net capital	**$ 1,058,074**
Aggregate indebtedness	
Commissions payable	**$ 2,440,354**
Accounts payable and other liabilities	**891,491**
Income taxes payable	**155,629**
Total aggregate indebtedness	**$ 3,487,474**
Computation of basic net capital requirement	
Minimum net capital required	**$ 232,498**
Excess net capital at 1500%	**$ 825,576**
Excess net capital at 1000%	**$ 709,326**
Ratio: Aggregate indebtedness to net capital	**3.30 to 1**

Reconciliation with Corporation's computation

There are no material differences between the Company's audited computation of net capital and the unaudited computation of net capital reported in Part IIA Quarterly Form X-17a-5(a).

FFP Securities, Inc.

Exemption Provision Under Rule 15c3-1 of the Securities and Exchange Commission
Schedule II
June 30, 2006

This schedule is not necessary as the Company is exempt pursuant to SEC Rule 15c3-3(k)(2)(ii).